Exhibit (h)(1)(D)(iii)

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

AMENDMENT TO ETF MASTER SERVICES AGREEMENT

THIS AMENDMENT TO ETF MASTER SERVICES AGREEMENT (this “Amendment”), effective as of September 1, 2023, by and among Ultimus Managers Trust, an Ohio business trust (the “Trust”), and Ultimus Fund Solutions, LLC, an Ohio limited liability company (“Ultimus”) (collectively, the “Parties”).

WHEREAS, the Parties entered into that certain ETF Master Services Agreement dated April 21, 2021 (the “Agreement”); and

WHEREAS, Ultimus seeks the Trust’s approval of an increase of the tax provisioning/ASC compliance fee for tax provisioning services and ASC 740 compliance; and

WHEREAS, the Trust’s Board is agreeable to the aforementioned fee.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the Parties agree as follows:

1.	Amendments.

(a)	The Agreement hereby is amended by inserting the following language in each Fund Administration Fee Letter, which language shall supersede any existing references to Tax Provisioning/ASC 740 Compliance fee or FIN 48 Compliance fee.

Tax Provisioning/ASC 740 Compliance fee. Each Fund shall pay Ultimus $           per calendar quarter for tax provisioning services and ASC 740 Compliance.

- Additional fees relating to tax provisioning or tax compliance may arise relative to certain strategies or approaches taken by the adviser with respect to portfolio management. The following are examples of fees that may be charged:

- Schedule K-1 fee – for Funds with investments requiring additional processing, including, without limitation, Funds with more than 10 Schedule K-1s or tiered partnerships or private partnerships whereby additional Schedule K-1s are received, each additional K-1 over 10 will be charged at $           per K-1 received. For tiered partnerships and private partnerships, each K-1 over 10 will be charged a fee of $           per partnership K-1 received.

- Fee for separate tax year from fiscal year – in cases where a Fund elects or is otherwise required to have a tax reporting year-end that is different from its fiscal year-end, an additional $           per year may be charged.

- Wholly-owned subsidiary fee – in cases where a Fund elects or is otherwise required to have a wholly-owned subsidiary [for example: controlled foreign corporation/Cayman subsidiary], an additional fee of $           per year may be charged.

- Trust Preferred Securities [“TRUPS”] fee – in cases where a Fund holds TRUPS and transactions in total are more than 500 tax lots, an additional fee of $           per year may be charged. If between 501-2,500 tax lots, an additional fee of $           per year may be charged. Transactions over 2,500 tax lots may be charged an additional fee of $           per year.

- QCCO and Tax Straddle fee – in cases where a Fund wittingly or unwittingly engages in QCCO or tax straddle transactions, an additional fee of $           per year may be charged. Note: for Funds with significant volume in such transactions an outsourced solution may be preferable and there will be no fee paid to Ultimus, but rather an expense will be incurred for an unaffiliated servicer.

- Equalization service fee – in cases where a Fund elects to utilize a tax equalization strategy, an additional fee of $           -$           per year may be charged.

- Distribution estimates fee – in cases where an advisor requests more than 2 estimates in a distribution period [“period” defined as year-end for excise or fiscal purposes], an additional fee of $           -$           per estimate over 2 may be charged.

- Tax diversification testing fee – in cases where a Fund invests in certain investments such as Funds of Funds structures whereby private Funds are held and the look through and aggregation of underlying holdings needs to be completed manually to complete post-trade compliance testing, an additional fee of $           per month may be charged [for up to 10 underlying Fund look-throughs].

2.	Miscellaneous.

(a)	Except as amended hereby, the Agreement shall remain in full force and effect.

(b)	In the event of any conflict between this Amendment and the Agreement, this Amendment shall control.

(c)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer as of the date and year first above written.

ULTIMUS MANAGERS TRUST

By:	/s/ Todd E. Heim
Todd E. Heim
President

ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Gary Tenkman
Gary Tenkman
Chief Executive Officer